Exhibit 99

Events (Unaudited) Subsequent to the Date of Auditors'
Report

The following events occurred subsequent to the release of the 1994 Annual Report to Shareholders.

Litigation

The following paragraph should be read in conjunction with Note 19 to the consolidated financial statements for the year ended June 30, 1994, included in this Form 10-K under Exhibit 13.

On September 13, 1994, the Court of Appeals for the Seventh Circuit rendered an opinion affirming in part and remanding in part the District Court's judgment on remand of a $26.5 million monetary award. The Court of Appeals has affirmed the lower court's award of a reasonable royalty, but has again remanded the case to allow the District Court to explain the basis for and calculation of its royalty award. Management, with advice from outside legal counsel, has determined that this opinion appears to indicate a range of exposure between $16 million and $27 million. The Company will record an amount for this litigation in the first quarter of fiscal 1995. No amount has previously been recorded for this matter. The Company will petition the Seventh Circuit for a rehearing and will consider its other options.


Two-for-one Stock Split-up

On September 14, 1994, the Board of Directors declared a two-for-one stock split-up, subject to the adoption by shareholders of a proposed charter amendment which would increase the authorized shares of common stock from 200 million to 400 million. If approved, shareholders of record on November 9,
1994, will receive an additional share of common stock for each share held and all per share information would be retroactively restated. Earnings per share for fiscal 1994, 1993 and 1992, assuming approval of the authorized share increase, would have been $1.68, $1.17 and $1.63, respectively.